SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM RAISES R$ 400 MILLION
AND REDUCES ITS COST OF CAPITAL

The transaction, the most competitive issuance of its kind ever placed in Brazil, contributes to increase the Company’s financial flexibility and competitiveness

São Paulo, Brazil, December 12, 2005 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announces today the successful completion of a Receivable Fund issuance (FIDC) – in the amount of R$ 400 million, with 36-month maturity and amortization beginning on the 31st month. The rate paid by Braskem for this transaction was 103.75% of CDI (Interbank Deposit Certificate), the lowest rate ever in the Brazilian market.

“Market confidence placed in Braskem was fundamental for the Company´s ability to conclude this transaction at such competitive rate”, said Paul Altit, the Vice President of Finance. Braskem’s leadership in the regional market, its consistent operating performance, its solid financial structure and the continuous investments made to raise the Company’s productivity and competitiveness were important factors that contributed to the growing positive perception in the market about Braskem.

The purpose of this transaction is to substantially reduce the Company’s financial costs, to improve its capital structure, and, as a result, to raise its competitiveness in the global market. “We have a sound financial structure, which allows us to place transactions in the market to reduce our cost of capital even further”, highlights Braskem’s executive.

The FIDC transaction lead-manager was ABN AMRO and intermediary institutions included Unibanco, ItaúBBA and Santander. Bradesco will be both the custodian bank and fund manager, through BEM DTVM, a company under the Bradesco Group. Although such kind of financial transaction may be often completed in international markets, the FIDC is quite new to Brazil´s financial market. Funds raised in connection with this transaction will be added to Braskem’s accounts prior to the end of December 2005.

Historically, Braskem has successfully placed two other transactions in the receivables securitization market. In 1999, the Company raised R$ 180 million and, in 2003, it raised R$ 200 million, at declining rates, which have now reached their lowest level.

BOVESPA: BRKM5 NYSE: BAK LATIBEX: XBRK www.braskem.com.br

Further information on the
Company’s website at
www.braskem.com.br or by
contacting the IR Team:

José Marcos Treiger
Investor Relations Officer
Phone: (55) (11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Phone: (55) (11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Paulo Ferreira
IR Manager
Phone: (55) (11) 3443 9178
luciana.ferreira@braskem.com.br

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and has an annual production capacity of 5.8 million tons of resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer